November 1, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20002

Re:	Cell Kinetics Ltd.
Registration Statement on Form F-1
File No. 333-144993

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, the undersigned hereby requests acceleration of the effective date of its Registration Statement on Form F-1, as amended, under said Act (Registration No. 333-144993), so that the same will be declared effective on Monday, November 5, 2007 at 9:00 a.m., Washington, D.C. time, or as soon thereafter as shall be practicable.

Very truly yours,

CELL KINETICS LTD.

By:	/s/ Jacob Weiss
Jacob Weiss
Chairman